GURU.CLUB LLC

STATEMENT OF CASH FLOWS - UNAUDITED

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (522,082)	$ (61,723)
Adjustments to reconcile net income		
to net cash (used by) operations:		
Depreciation and Amortization	1,095	-
Increase in:		
Accounts Payable and Accrued Expenses	3,000	-
Employee Loans	20,880	-
Payroll Liabilities	27,522	-
NET CASH (USED) BY OPERATING ACTIVITIES	(469,585)	(61,723)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Equipment	(1,170)	-
Development of Intangible Assets	-	(2,700)
NET CASH (USED) BY INVESTING ACTIVITIES	(1,170)	(2,700)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions	435,200	100,100
NET CASH PROVIDED BY FINANCING ACTIVITIES	435,200	100,100
NET INCREASE (DECREASE) IN CASH	(35,555)	35,677
CASH AT BEGINNING OF YEAR	35,677	-
CASH AT END OF YEAR	$ 122	$ 35,677
SUPPLEMENTAL DISCLOSURES		
Cash Paid During the Year for:		
Interest	$ 3	$ -